November 1, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda McManus Josh Forgione

Re:	Newkirk Realty Trust, Inc. Amendment No. 6 to Registration Statement on Form S-11 Filed November 1, 2005 Registration No. 333-127278

Ladies and Gentlemen:

        We intend to file Amendment No. 6 to Form S-11 (the "Registration Statement") for Newkirk Realty Trust, Inc. (the "Company") later today to reflect an anticipated public sale of 15,000,000 shares at between $16 and $17 per share. Amendment No. 5 to the Registration Statement had contemplated the public sale of 20,000,000 shares at between $19 and $21 per share.

The revisions to the disclosure resulting from the change in pricing and number of shares offered are essentially as follows:

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  The dividend will decrease to $1.60 from $1.68 per share. However, the estimated yield will increase to 9.7% (assuming the midpoint price of $16.50) from 8.4%.

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  The total proceeds used to purchase newly issued Newkirk MLP units will now be $241.7 million (including the $50 million from the First Union private placement) instead of $281.7 million.

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  The total proceeds used to purchase MLP units from Apollo will now be $37.0 million instead of $138.5 million.

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  The total proceeds used to purchase MLP units from WEM will now be $2.0 million instead of $2.4 million.

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  The formula for determining the base management fee will remain unchanged except that an annual minimum of $4.8 million has been added and the formula will now include equity raised (or deemed equity raised) upon the sale (other than in connection with the overallotment), conversion, or distribution by Apollo of the first 5 million of its Newkirk MLP units. The effect of this adjustment is a $1.5 million reduction to the base management fee expense included in the pro forma financial statements.

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  The threshold to be reached before the incentive management fee can be earned will now be the greater of (i) $650 million (the approximate level at which it would have been assuming a $20 offering price and an offering of 20,000,000 shares) or the previously disclosed formula based method. This has no effect on the pro forma financial statements.

  •
  The pro forma financial statements and beneficial ownership tables have been revised to reflect the above changes.

As contemplated in Amendment No. 5, the overallotment option will remain at 15% of the total number of firm shares offered. In addition, the purchase by First Union Real Estate Equity and Mortgage Investments of $50 million of common stock in a concurrent private placement and the issuance of an additional $20 million of common stock in exchange for the assignment of an exclusivity right in respect of Michael Ashner will remain unchanged.

There are essentially no other changes to the disclosure in the Registration Statement.

Please call us at (212) 940-6412 should you have any questions.

Sincerely yours,

/s/ Elliot Press

Elliot Press